   THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON FEBRUARY 19, 1997
             PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------


                          WMX TECHNOLOGIES, INC.
--------------------------------------------------------------------------
                             (Name of Issuer)

      Common Stock, par value                       92929Q107
          $1.00 par share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                                Nell Minow
                      Focus Investment Management LLC
                      1200 G Street, N.W., Suite 800
                          Washington, D.C.  30005
                              (202) 783-3348
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 5, 1997
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 24 Pages)

 CUSIP No.       92929Q107               13D           Page 2 of 24


     1     NAME OF REPORTING PERSON:    Focus Investment Management LLC

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:     OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Maine
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       128,209 (See Items 5(a)
     SHARES                                    and (b).)

  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  128,209 (See Items 5(a)
    REPORTING                                  and (b).)

   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       128,209 (See Items 5(a)
           OWNED BY REPORTING PERSON:          and (b).)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.03%

    14     TYPE OF REPORTING PERSON:    OO, IA

 CUSIP No.       92929Q107               13D           Page 3 of 24


     1     NAME OF REPORTING PERSON:    Ram Trust Services, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:   OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Maine
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       114,041 (See Items 5(a)
     SHARES                                    and (b).)

  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  114,041 (See Items 5(a)
    REPORTING                                  and (b).)

   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       114,041 (See Items 5(a)
           OWNED BY REPORTING PERSON:          and (b).)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.02%

    14     TYPE OF REPORTING PERSON:    CO, IA

     ITEM 1.   SECURITY AND ISSUER

               This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of WMX Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3003 Butterfield Road, Oak Brook, Illinois 60521.

     ITEM 2.  IDENTITY AND BACKGROUND

               This statement is being filed on behalf of (i) Focus Investment Management, LLC, a Maine limited liability company ("Focus"), and (ii) Ram Trust Services, Inc., a Maine corporation ("Ram"). Focus and Ram are engaged primarily in the investment management and investment advisory businesses and are owned and controlled by their management (as identified below). Focus and Ram conduct certain of their business under the trade name "The Lens Group," and Focus, Ram and their management are collectively referred to herein as the "Lens Group". Both Focus and Ram conduct business at 45 Exchange Street (Suite 400), Portland, Maine 04101 and at 1200 G Street, N.W., Suite 800, Washington, D.C. 30005.

               Each of Focus and Ram manages investment accounts for clients, which include members of the management of Focus and Ram and affiliated and associated persons as well as unaffiliated persons. Each of Focus and Ram has caused accounts of certain of its clients ("Clients"), over which it has discretion, to acquire Common Stock. The Lens Group has voting and disposition power over the Common Stock held in these accounts and, accordingly, is deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock held in such accounts. Except for such deemed beneficial ownership, or as otherwise described in this Statement, neither Focus nor Ram own any Common Stock or other securities of the Issuer.

               Schedules I and II annexed to this Schedule 13D and incorporated herein by reference set forth, with respect to Focus, the managing member and the other members who participate in Focus's management decision-making and, with respect to Ram, its directors, executive officers and controlling shareholder: (a) his or her name,
     (b) business address, (c) present principal employment and the name, principal business and address of the company in which such employment is conducted, (d) whether or not such person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws or finding any violation with respect to such laws, and (f) citizenship.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Focus and Ram, collectively, have caused their Clients to expend $6,165,021 of the Clients' investment funds to purchase a total of 192,250 shares of Common Stock as of February 5, 1997. Subsequent to that date and prior to the date hereof, Focus and Ram, collectively, have caused their clients to expend $1,565,500 of the Clients' investment funds to purchase an additional 50,000 shares of Common Stock.

     ITEM 4.  PURPOSE OF TRANSACTION

               Focus and Ram caused the accounts of the Clients managed by them to acquire for investment all of the Common Stock reported herein as being owned by their Clients; some of such acquisitions were made after the Lens Group determined to participate in the events described below which may be considered to affect control of the Issuer.

               The Lens Group has considered and now considers the Issuer to have been poorly directed and managed and its Common Stock to be undervalued in relation to the assets, business and prospects of the Issuer. Acquisition by Client accounts of Common Stock at the direction of Focus and Ram began more than a year ago.

               From time to time during the past year, the Lens Group has discussed with management of the Issuer and other holders of Common Stock, including the Soros Group (as defined below), the Lens Group's suggestions for enhancing the shareholder value of the Issuer. Such suggestions have concerned possible changes in the Issuer's management, directors and business strategy, possible divestitures of assets that the Lens Group does not consider necessary to the Issuer's core business and the possible acquisition of the minority interests in certain of the Issuer's partly-owned subsidiaries, as well as one or more of the other possible transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the 1934 Act. Specific suggestions were presented by the Lens Group to the Issuer in meetings held in May, September and December 1996.

               In seeking to enhance the Issuer's shareholder value, the Lens Group in recent months has also urged, and has made several proposals to the Issuer's management ("Management") and directors concerning, the addition of independent directors to the Issuer's Board of Directors ("Board"). The Lens Group retained the nationally recognized executive and director search firm Spencer Stuart Associates ("Spencer Stuart") to identify individuals with outstanding qualifications who could be added to the Board. After extensive search efforts, Spencer Stuart advised the Lens Group that it had identified appropriate individuals for nomination as directors of the Issuer, including Mr. Herbert J. Lanese (whose nomination is discussed further below), and the Lens Group commenced meeting with such individuals.

               In addition to the foregoing efforts, after several months' discussion with Management concerning the matter (including an extension by the Issuer of the normal filing deadline for shareholder proposals), the Lens Group on January 6, 1997 submitted to the Issuer a shareholder proposal pursuant to Rule 14a-8 under the 1934 Act for a vote at the Issuer's 1997 Annual Meeting of Shareholders. This proposal recommends that the Board engage a nationally recognized investment banking firm, with no commercial involvement, to explore all alternatives to enhance the value of the Issuer and present to the shareholders at or prior to the 1998 Annual Meeting of Shareholders a plan for maximizing value (the "Strategic Review Proposal"). This proposal was submitted jointly with Mr. Kenneth Steiner, a shareholder of the Issuer who is not affiliated with the Lens Group, after objections were raised by the Issuer that earlier proposals submitted by Mr. Steiner and the Lens Group were duplicative. Except with respect to their joint submission of the shareholder proposal, there is no agreement or understanding between Mr. Steiner or the Lens Group relating to securities of the Issuer and each disclaims any beneficial ownership of any securities of the Issuer beneficially owned by the other.

               No satisfactory result has yet emerged from the Lens Group's discussions with Management, despite Management's repeated statements to the Lens Group that it was working hard to address the Issuer's problems. After Management's announcement on February 4, 1997 of a restructuring plan for the Issuer, the Lens Group became frustrated with Management's lack of progress in enhancing value for the Issuer's shareholders and the apparent inability of Management, and its recently announced restructuring plan, to address this matter. The Lens Group considers Management's restructuring plan woefully inadequate for the Issuer's circumstances and believes the plan has received a materially negative market reaction. Shortly after the announcement of Management's restructuring plan, Mr. Robert A.G. Monks and Ms. Nell Minow of the Lens Group met with Mr. Phillip B. Rooney, Chief Executive Officer of the Issuer, and Messrs. Joseph M. Holsten and John D. Sanford, the Issuer's recently elected Chief Operating Officer and Chief Financial Officer, respectively, to hear from them about Management's restructuring plan. The Lens Group shared with such individuals its perception of the inadequacies of the restructuring plan and of the market's reaction to the plan as an insufficient effort to address shareholder value.

               During the past year the Lens Group has had occasional discussions with Mr. George Soros, Mr. Stanley F. Druckenmiller, and representatives of Soros Fund Management LLC, ("SFM LLC"), Quantum Industrial Partners, LDC, QIH Management Investor, L.P., QIH Management, Inc., and Duquesne Capital management, L.L.C. (collectively, including SFM LLC, the "Soros Group") concerning actions that they may take to enhance the value of their investments in the Issuer. The Lens Group understands that, in the past, the Soros Group had attempted to engage the Issuer's Management in discussions regarding enhancing shareholder value.

               In discussions between the Lens Group and the Soros Group on February 5, 1997, it was determined that the Lens Group would approach the Issuer with a proposal (the "Proposal") that the Issuer's Board promptly, and before the next annual meeting of shareholders in May 1997, elect to the Board two persons who were agreed upon by the Lens Group and the Soros Group. The two persons who were agreed upon were Mr. Brian Corvese, a Managing Director of SFM LLC, and Mr. Herbert Lanese, former President of McDonnell Douglas Aerospace. These two candidates, in the opinion of the Lens Group and the Soros Group, together possess substantial operating and financial experience and abilities, and are also sensitive to the need to enhance shareholder value. The Proposal was communicated by Mr. Monks of the Lens Group to Dean L. Buntrock, Chairman of the Board of the Issuer, by telephone on the afternoon of February 5, 1997.

               The Lens Group was advised by the Soros Group that a subsequent telephone conversation occurred that evening between Mr. Buntrock and Mr. Druckenmiller. In that conversation, Mr. Buntrock indicated that he was open to suggestions for new Board members and that his reaction to the Proposal was that Mr. Corvese would be acceptable and that he required more information regarding Mr. Lanese. Further information regarding Mr. Lanese was provided by the Soros Group to Mr. Buntrock that evening.

               On the afternoon of February 6, 1997, Dean L. Buntrock, the Chairman of the Board, Phillip B. Rooney, the Chief Executive Officer and President, and Herbert A. Getz, the Senior Vice President, General Counsel and Secretary, of the Issuer, met at the offices of SFM LLC with Messrs. Stanley Druckenmiller, Brian Corvese and Robert Jermain, all Managing Directors of SFM LLC, as well as with their legal advisors. The Soros Group has informed the Lens Group that at this meeting, contrary to the position he had expressed the prior evening, Mr. Buntrock indicated that, after considering the Proposal and after canvassing the members of the Issuer's Board, he was willing only to commit publicly to hiring an executive search firm to identify two new, independent candidates to stand for election to the Board at the next Annual Meeting of Shareholders. According to the Soros Group, Mr. Buntrock also contradicted his prior statement to Mr. Druckenmiller by asserting that Mr. Lanese was suitable for the Board but that Mr. Corvese was not.

               The Lens Group understands from discussions with the Soros Group that Management's reaction to the Proposal insufficiently addressed the concern of the Soros Group that the Issuer's Board of Directors could benefit from, and that shareholder value could be enhanced by, the immediate presence on the Board of (i) an additional member with significant operating experience and the proven ability to enhance shareholder value in a large corporate environment and (ii) a member with a financial background who is more attuned to shareholders and the constituents in the financial markets. Messrs. Buntrock, Rooney and Getz stated that, while the Board would be willing to elect two new, independent directors to fill expected vacancies in the Board expeditiously and prior to May 1997, the Board was unwilling to consider a candidate who was, or could be viewed as being, a designee or affiliate of a large shareholder, noting that it was the Board's general view that a candidate recommended by a shareholder could not be considered "independent" and was incapable of representing the interests of the entire shareholder base. There was further discussion of the propriety of and basis, if any, for the Board's position. The meeting ended soon after the Soros Group reiterated its belief that a Board member's affiliation with a company's shareholders was a positive factor, by no means inconsistent with independence or a director's fiduciary duties.

               In the evening of February 6, 1997, Mr. Monks and Mr. John
     Higgins of the Lens Group met with Messrs. Buntrock, Rooney and Getz, as well as Mr. Alexander B. Trowbridge, a member of the Board and Chairman of the Board's nominating committee. The discussions that transpired were substantially similar to those that occurred between the Issuer and the Soros Group earlier in the day, but certain additional issues were also discussed. At the meeting with the Lens Group, Mr. Buntrock, contrary to his statements made to the Soros Group only hours earlier (as the Lens Group understood Mr. Buntrock's discussions with the Soros Group to have transpired), expressed concern that Mr. Lanese might not be sufficiently independent from the Soros Group. Also addressed at the meeting, among other things, was the Lens Group's concern regarding a decision rendered after trial in an action entitled Mark W. Gregory,
                                                         ----------------
     et al. v. Chemical Waste Management, Inc., brought against a
     -----     -------------------------------
     subsidiary of the Issuer. In findings of fact and conclusions of law filed on December 11, 1996, the United States District Court for the Western District of Tennessee awarded more than $76 million in compensatory damages and $15 million of punitive damages against the defendant stating "that fraud, misrepresentation and dishonesty apparently became part of the operating culture of the Defendant Corporation" and "Defendant undertook significant steps to cover up its fraud." The Lens Group commented critically upon the absence of any indication by the Board that it is taking corrective steps with respect to the Court's findings other than the Issuer's appealing the decision.

               The Lens Group understands from discussions with the Soros Group that, in discussions between Mr. Druckenmiller and Mr. Buntrock on February 9, 1997, Mr. Druckenmiller modified the Proposal to include the removal of Mr. Rooney from the Issuer's management (the "Modified Proposal"). It was agreed that Mr. Druckenmiller, Mr. Jermain and Mr. Corvese of SFM LLC and a legal advisor would meet with members of the Issuer's Board to discuss, among other things, the Modified Proposal on Tuesday, February 11, 1997 at the Issuer's principal office. However, because of a concern that the Issuer might seek to assert that, under recently amended By-laws of the Issuer, the time to nominate directors for election at the 1997 Annual Meeting of Shareholders of the Issuer might expire before a resolution concerning the Modified Proposal could be reached, after discussion with the Lens Group, Quantum Partners, an investment company advised by SFM LLC and a shareholder of the Issuer, caused the following persons (the "Alternative Slate of Directors") to be nominated, by written notice dated February 10, 1997 (the "Nomination Notice"), in accordance with requirements set forth in the Issuer's recently amended By-laws for election as directors of the Issuer:

                 (i) Mr. Harvey L. Karp has served as Chairman of the Board of Mueller Industries, Inc., a leading fabricator of plastics, brass, copper and aluminum products, since 1991. From 1991 to 1992, Mr. Karp also served as Chief Executive Officer of

     Mueller Industries, Inc. Mr. Karp has served on numerous Boards of Directors in the past. He is 69 years old.

                (ii) Mr. Herbert J. Lanese is a private investor. He served as President of McDonnell Douglas Aerospace and as a member of the office of the Chief Executive of Mcdonnell Douglas Corporation from February, 1996 to October, 1996. Prior to serving as President of McDonnell Douglas Aerospace, he served as Deputy President of McDonnell Douglas Aerospace from 1995 to 1996 and prior to that time, as Executive Vice President and Chief Financial Officer of McDonnell Douglas Corporation. Mr. Lanese joined McDonnell Douglas Corporation in 1989 as Senior Vice President-Finance. Mr. Lanese serves on the Advisory Board of The Chase Manhattan Bank.

               (iii) Mr. G. Allen Mebane has served as Chairman of the Board of Unifi Inc., a leading textile manufacturer, since 1985. Mr. Mebane is 67 years old.

                (iv) Mr. Jack H. Nusbaum is a Senior Partner and Chairman of the New York law firm of Willkie Farr & Gallagher, where he has been a partner for more than twenty-five years. He is a director of W.R. Berkley Corporation, Fine Host Corporation, Strategic Distribution, Inc., The Topps Company, Inc., Pioneer Companies, Inc. and Prime Hospitality Corp. He is 56 years old.

     The Lens Group has expressed to the Soros Group its support for the Alternative Slate of Directors.

               The Lens Group understands that representatives of the Soros Group met on February 11, 1997 for one hour with members of the Board, consisting of a majority of the directors, as well as in-house and outside counsel to the Issuer, during which these representatives explained the Modified Proposal and the various grounds for their dissatisfaction with Mr. Rooney. Although the Board members indicated their willingness to accept two new independent Board members, no agreement was reached with respect to retention of Mr. Rooney or the identity of such new directors. At the conclusion of the meeting those present acknowledged that there had been an exchange of views and no agreements or understandings were reached.

               Following this meeting, on February 11, 1996, SFM LLC received a letter from the Issuer stating that the submission by Quantum Partners to the Issuer of the Nomination Notice with respect to the Alternative Slate of Directors was "not in compliance with the Company's By-laws" and that the Alternative Slate of Directors "will not be considered at the 1997 Annual

     Meeting." This letter added that the Board had directed its Nominating Committee to "consider the four individuals identified in the letter as possible candidates for nomination as directors of the [Issuer]." That day, a representative of the Soros Group also had discussions with the Issuer's outside counsel concerning Quantum Partners' submission of the nomination of the Alternative Slate of Directors and asked that the Issuer reconsider its objections to such submission.

               The Lens Group was advised by the Soros Group that, on February 12, 1997, SFM LLC, on behalf of Quantum, advised the Issuer by letter of the same date that Quantum Partners "believes that the Nomination Notice was timely delivered and contained all the information required by the Issuer's By-laws." The letter also states Quantum Partners' belief that the interests of the Issuer's shareholders are not served by the Issuer's stance regarding the Nomination Notice and requested that the Board immediately waive any arguable defect with respect to the Nomination Notice.

               The Lens Group believes that the Nomination Notice complied with the Issuer's By-laws, as they should be properly applied in the circumstances, and that the Alternative Slate of Directors should be considered for election at the Issuer's 1997 Annual Meeting of Shareholders. The Lens Group has advised the Soros Group and certain other shareholders of the Issuer that it supports the Soros Group in seeking to have the Nomination Notice be treated as effective for the purpose of nominating the Alternative Slate of Directors. The Lens Group also has advised the Soros Group that it was considering bringing to the attention of the Common Shareholders generally, through appropriate advertisements, the insufficiency of the Board's efforts in providing effective independent director oversight of Management. The Soros Group has advised the Lens Group that the Soros Group has discussed this possibility with Management. This discussion produced the exchange of correspondence between Mr. Buntrock and Mr. Monks attached to this Statement as an exhibit.

               The Lens Group may continue to pursue the matters discussed above through negotiation with the Issuer or through discussions or concerted actions with the Soros Group and/or other shareholders of the Issuer, including the solicitation of proxies in respect of the Strategic Review Proposal and/or the Alternative Slate of Directors.

               Other than in respect of communication of the Proposal and the Lens Group's general support of the Alternative Slate of Directors, the Lens Group and the Soros Group have not reached any definitive agreement or understanding as to any joint efforts to enhance the value of their investments in the Issuer or the basis on which such efforts might be undertaken. The Lens Group and the Soros Group have engaged and may continue in discussions regarding such matter, but there is no assurance that they will develop any such agreement or understanding. The Lens Group does not intend to seek control of the Issuer or to participate, except to the extent described above, in the management of the Issuer.

               Except as described above, the Lens Group has no plans or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the 1934 Act. The Lens Group reserves the right, at any time, to acquire securities of the Issuer and to dispose of any such securities, to cause its clients to acquire additional securities of the Issuer or to dispose of any securities of the Issuer any of them currently own or any such securities they may hereafter acquire and/or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable by the Lens Group in light of the Lens Group's general investment and trading policies, market conditions, the interests of its clients, or other factors.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a)(i) By virtue of their management of Client accounts, on February 5, 1996, Focus and Ram were the beneficial owner of 128,209 and 64,401 shares of Common Stock, respectively (approximately 0.05% of the Common Stock outstanding), for purposes of Section 13(d) of the 1934 Act and, by virtue of their joint management, may also have been the beneficial owner of the shares of Common Stock owned by the others. By virtue of their management of client accounts, on the date of this Statement, Focus and Ram were the beneficial owner of 128,209 and 114,041 shares of Common Stock, respectively (approximately 0.05% of the outstanding Common Stock), for purposes of
     Section 13(d) of the 1934 Act and, by virtue of this joint management, may also have been the beneficial owner of the shares of Common Stock owned by the other.

              (ii) As a result of their joint sponsorship of the Proposal on February 5, 1997, as described in Item 4 of this Statement, the Soros Group and the Lens Group may be deemed to have formed a group within the meaning of Section 13(d)(3) of the 1934 Act. The Lens Group understands that, as of February 5, 1997 and as of the date of this Statement, the Soros Group, collectively, may be deemed a beneficial owner of 25,225,100 shares of Common Stock (approximately 5.20% of the outstanding Common Stock). The Lens Group disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Soros Group. The Soros Group has filed amendments to its Schedule 13D statement respecting the Common Stock, dated February 11 and 13, 1997, relating to the matters discussed above.

               (b) Focus had the sole power to direct the vote and the disposition of the 128,209 shares of Common Stock (approximately 0.03% of the outstanding Common Stock) owned by its Clients in accounts managed by it on February 5, 1997 and has the sole power to direct the vote and the disposition of the 128,209 shares of Common Stock (approximately the same percentage of the outstanding Common Stock) owned by its Clients in such accounts on the date of this Statement. Ram had the sole power to direct the vote and the disposition of the 64,041 shares of Common Stock (approximately 0.01% of the outstanding Common Stock) owned by its Clients in accounts managed by it on February 5, 1997 and has the sole power to direct the vote and the disposition of the 114,041 shares of Common Stock (approximately the same percentage of the outstanding Common Stock) owned by its Clients in such accounts on the date of this Statement.

               The percentages of outstanding shares of Common Stock used in this Statement are calculated based upon the 485,121,646 shares of Common Stock stated by the Issuer to be issued and outstanding at October 31, 1996, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

               (c) Except for causing the open market transactions for Client accounts listed in Schedule III hereto, there have been no transactions with respect to the Common Stock during the past 60 days by the Lens Group.

               (d) No person other than the Client who is the owner of shares of Common Stock referred to herein is known to the Lens Group to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of any of the shares of Common Stock referred to in Item 5(a)(i) hereof.

               (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               As discussed in Item 4 of this Statement, the Lens Group and Mr. Kenneth Steiner, an unaffiliated shareholder of the Issuer, have jointly sponsored under Rule 14a-8 under the 1934 Act the Strategic Review Proposal for a vote by Common Shareholders at the Issuer's 1997 Annual Meeting of Shareholders.

               As part of their respective Client relationships, Focus and Ram have the power to direct the voting and the disposition of shares of Common Stock owned by their respective Clients in the accounts they manage for the Clients, pursuant to written investment management agreements with the Clients. Under such agreements, Focus's compensation for its services thereunder may include a share in the appreciation earned by the Client on the account's investments and accordingly both Focus's and Ram's compensation for its services thereunder may vary with the value of the assets (including any Common Stock) under its management. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

               Focus also provides investment advisory services to clients with respect to client accounts over which it has not been provided under its respective agreement with the client the power to direct the voting or disposition of securities in the accounts. One of such "advisory-only" clients of Focus has acquired shares of Common Stock in its Focus-advised account, which as of February 5, 1997 held 140,000 shares of Common Stock and as of the date hereof held 150,000 shares of Common Stock. Under Focus's agreement with such client, Focus's compensation for its advisory services thereunder includes a share of the appreciation (if any) earned by the client on the account's investments in excess of the appreciation in a market index. Such agreement, however, does not include in its provisions any terms specifically relating to or varying with the investment of the account in securities of the Issuer.

               Focus and Ram have entered into, on behalf of clients, financial derivative contracts, in the nature of call options, relating to shares of Common Stock. With respect to clients of Focus, such contracts as of the date hereof related to 45,000 shares of Common Stock and, with respect to Ram, such contracts as of the date hereof related to 118,000 shares of Common Stock. Such contracts provide for settlement in cash only and do not provide to Focus or Ram any right to acquire shares of Common Stock or any right to direct the acquisition, disposition or voting by the counterparty of shares of Common Stock. The amount of the cash settlement payments to become due under such contracts depend on the market value of shares of Common Stock upon expiration of the contracts, which as to 150,000 shares is February 6, 1998 and as to 13,000 shares is May 9, 1997 (or earlier upon the occurrence of an event of default under the contracts). The counterparty of the contracts is Bankers Trust Company of New York or an affiliate thereof.

               The Lens Group and the Soros Group have acted together regarding the Proposal as described in Item 4 of this Statement and, as a result, the Lens Group and the Soros Group may be deemed to be a group for purposes of Section 13(d)(3) of the 1934 Act.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               1. Letter dated February 11, 1997 from Dean L. Buntrock, Chairman of the Board of Directors, and Phillip B. Rooney, Chief Executive Officer, of the Issuer, to Robert A.G. Monks of the Lens Group and letter dated February 14, 1997 from Robert A.G. Monks to Dean L. Buntrock and Phillip B. Rooney.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     February 18, 1997

                              FOCUS INVESTMENT MANAGEMENT LLC



                              By:  /s/  Robert A.G. Monks
                                 ------------------------------------------
                                 Name:  Robert A.G. Monks
                                 Title: Managing Member


                              RAM TRUST SERVICES, INC.



                              By:  /s/  Robert A.G. Monks
                                 ------------------------------------------
                                 Name:  Robert A.G. Monks
                                 Title: Director

                                                                 SCHEDULE I

                        Focus Investment Management, LLC
                        a Maine limited liability company
                          45 Exchange Street, Suite 400
                               Portland, ME 04101

                                     Members


     Name and Business Address     Position and Principal Occupation
     -------------------------     ---------------------------------
     John P.M. Higgins             Member/Management Participant
     45 Exchange Street
     Portland, ME 04101

     Robert A.G. Monks             Managing Member/Management
     45 Exchange Street              Participant
     Portland, ME 04101

     Nell Minow                    Member/Management Participant
     1200 G Street, NW
     Suite 800
     Washington, DC 20005

     Robert B. Holmes              Member/Management Participant
     45 Exchange Street
     Portland, ME 04101

     Charles K. Woodworth          Member/Management Participant
     45 Exchange Street
     Portland, ME 04101

               The principal occupation of each of the individuals listed above is participation in the management of Focus and Ram. None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                                                                SCHEDULE II

                            Ram Trust Services, Inc.
                              (a Maine corporation)
                               45 Exchange Street
                               Portland, ME 04101

                        Executive Officers and Directors
                          and Controlling Shareholders


     Name and Business Address     Position and Principal Occupation
     -------------------------     ---------------------------------
     John P.M. Higgins             President, Chief Executive Officer,
     45 Exchange Street            Director and Controlling
     Portland, ME 04101            Shareholder

     Robert A.G. Monks             Director
     45 Exchange Street
     Portland, ME 04101

     William F.K. Monks            Director
     45 Exchange Street
     Portland, ME 04101

     William S. Schaffner          Secretary, Treasurer and Director
     45 Exchange Street
     Portland, ME 04101

               The principal occupation of each of the individuals listed above is participation in the management of Ram and Focus. None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                                                               SCHEDULE III

                     RECENT TRANSACTIONS IN THE COMMON STOCK


        (All Transactions Made for Client Accounts of Ram Trust Services,
     Inc.)

      Date of                 Nature of             Number              Price
      Transaction             Transaction          of Shares          Per Share
      -----------             -----------          ---------          ---------
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                  75              $33.375
      02/05/97                Purchase                  50              $33.375
      12/06/97                Sale                     (50)             $35.375
      02/05/97                Purchase                  15              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  50              $33.375
      02/05/97                Purchase                  50              $33.375
      02/05/97                Purchase                 125              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  50              $33.375
      02/05/97                Purchase                 100              $33.375
      02/05/97                Sale                     (75)             $32.750
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                 675              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  15              $33.375
      02/05/97                Purchase                   5              $33.375
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                  50              $33.375
      02/05/97                Purchase                  50              $33.375
      02/05/97                Purchase                  75              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  75              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                 150              $33.375
      02/05/97                Purchase                 150              $33.375
      02/05/97                Purchase                 250              $33.375
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                 150              $33.375
      02/05/97                Purchase                  50              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  50              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                 250              $33.375
      01/10/97                Purchase               1,535              $32.750
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                 100              $33.375
      02/05/97                Purchase                   5              $33.375
      02/05/97                Purchase                  50              $33.375

      Date of                 Nature of             Number              Price
      Transaction             Transaction          of Shares          Per Share
      -----------             -----------          ---------          ---------
      01/10/97                Purchase                 615              $32.750
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                 150              $33.375
      02/05/97                Purchase                  25              $33.375
      02/05/97                Purchase                  15              $33.375
      02/05/97                Purchase                  10              $33.375
      02/05/97                Purchase                   5              $33.375
      02/05/97                Purchase                   5              $33.375
      02/05/97                Purchase                 100              $33.375